EXHIBIT 99.12
CONSENT OF QUALIFIED PERSON
This consent is provided in connection with the filing of the Annual Report on Form 40-F of Elemental Royalty Corporation (the “Company”) with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any exhibits or documents incorporated by reference therein (collectively, the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2025 (the "AIF"), the Company's Management Discussion and Analysis for the year ended December 31, 2025 (the "MD&A"), and the Audited Consolidated Financial Statements of the Company for the years ended December 31, 2025 and 2024, including the notes thereto.
I, Kevin Francis, hereby consent to (i) the inclusion and incorporation by reference in the Company’s Annual Report of references to and information derived or summarized from the technical report entitled "NI 43-101 Technical Report – Timok Copper-Gold Project Royalty, Serbia” dated February 26, 2021 and with an effective date of June 19, 2018 (the "Technical Report"), or portions thereof, that was prepared by me; and (ii) the use of and references to my name, including as an expert or "qualified person", in each case where used or incorporated by reference into the Annual Report.
I also hereby consent to such use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statements on Form S-8 (Nos. 333-292011 and 333-291930) and Form F-10 (No. 333-291026) if applicable, as amended.
Date: March 23, 2026

/s/ Kevin Francis

Kevin Francis